CABOT OIL & GAS CORPORATION

1200 Enclave Parkway

Houston, Texas 77077

(281) 589-4600

October 16, 2009

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Date of Response to SEC Staff Comments for the Cabot Oil & Gas Corporation 2008 Form 10-K filed February 27, 2009, File No. 001-10447

Dear Mr. Schwall:

This letter is to request an extension regarding the proposed date to file our response to the SEC’s comment letter dated October 2, 2009. Cabot intends to file its response on or before Friday, November 6, 2009. If you have any questions or require additional information regarding this submission, you may contact the undersigned at (281) 589-4848 or Scott Schroeder at
(281) 589-4993.

Sincerely,

/s/ Henry C. Smyth

Henry C. Smyth Principal Accounting Officer Vice President, Controller and Treasurer

Cc:	Mr. James Murphy, United States Securities and Exchange Commission

Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation

Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation

Mr. J. David Kirkland, Jr., Baker Botts LLP

Mr. Chuck Chang, PricewaterhouseCoopers LLP